SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	January	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Certificate and Articles of Amendment, dated December 31, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

CORPORATE ACCESS NUMBER: 2016486173

Government of Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

SONDE RESOURCES CORP.
AMENDED ITS ARTICLES ON 2013/12/31.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2013/12/31

Service Request Number: 20740758
Corporate Access Number: 2016486173
Legal Entity Name: SONDE RESOURCES CORP.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: SONDE RESOURCES CORP.
New French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

Share Structure: SEE ATTACHED SCHEDULE "A".
Share Transfers Restrictions: NONE.
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 15
Business Restricted To: NONE.
Business Restricted From: NONE.
Other Provisions: SEE ATTACHED SCHEDULE "B".
BCA Section/Subsection: 193(10)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2013	2013/05/02

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Other Rules or Provisions	ELECTRONIC	2012/01/01
Shares in Series	ELECTRONIC	2012/01/01
Share Structure	ELECTRONIC	2012/01/01

Statutory Declaration	10000807106662792	2012/01/01
Letter - Spelling Error	10000801000199406	2012/10/02
Articles/Plan of Arrangement/Court Order	10000807112628684	2013/12/31
Consolidation, Split, Exchange	ELECTRONIC	2013/12/31

Registration Authorized By: KIRSTY SKLAR
SOLICITOR

SHARE CONSOLIDATION SCHEDULE

The Articles of Sonde Resources Corp. be and are hereby amended by consolidating all of the issued and outstanding common shares of Sonde Resources Corp. into a lesser number of common shares of Sonde Resources Corp. on the basis of 0.9 of a post-consolidation common share for every 1 pre-consolidation common share. No fractional common shares shall be issued. In the event that a holder of Sonde common shares would otherwise be entitled to a fractional Sonde common share pursuant to the consolidation, the number of post-consolidation common shares deliverable to the holder shall be rounded up to the next greater whole number of post-consolidation common shares in cases where the fraction is equal to 0.5 or greater, and shall be rounded down to the next lesser whole number of post-consolidation common shares in cases where the fraction is less than 0.5. In calculating such fractional interests all pre-consolidation common shares registered in the name of or beneficially held by such shareholder or their nominee, shall be aggregated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	January 3, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer